Exhibit 1

Trading Symbols (TSX-V: LM; OTC: LMDCF) 151 Bloor St West Suite 703 Toronto, Ontario Canada M5S 1S4 Tel: 416.927.7000 Fax: 416.927.1222 www.lingomedia.com

Lingo Media Corporation

Form 51 – 102 F1

Management Discussion & Analysis

Third Quarter Ended September 30, 2017

November 29, 2017

LINGO MEDIA CORPORATION

MANAGEMENT DISCUSSION & ANALYSIS

FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2017

Notice to Reader

The following Management Discussion & Analysis ("MD&A") of Lingo Media Corporation’s (the "Company" or "Lingo Media") financial condition and results of operations, prepared as of September 30, 2017, should be read in conjunction with the Company's Condensed Consolidated Interim Financial Statements and accompanying Notes for the period ended September 30, 2017 and 2016, which have been prepared in accordance with International Financial Reporting Standards are incorporated by reference herein and form an integral part of this MD&A.  All dollar amounts are in Canadian Dollars unless stated otherwise. These documents can be found on the SEDAR website www.sedar.com.

Our MD&A is intended to enable readers to gain an understanding of Lingo Media’s current results and financial position. To do so, we provide information and analysis comparing the results of operations and financial position for the current period to those of the preceding comparable three-month period. We also provide analysis and commentary that we believe is required to assess the Company's future prospects. Accordingly, certain sections of this report contain forward-looking statements that are based on current plans and expectations. These forward-looking statements are affected by risks and uncertainties that are discussed in this document and that could have a material impact on future prospects. Readers are cautioned that actual results could vary.

Cautions Regarding Forward-Looking Statements

This MD&A contains certain forward-looking statements, which reflect management’s expectations regarding the Company’s results of operations, performance, growth, and business prospects and opportunities.

Statements about the Company’s future plans and intentions, results, levels of activity, performance, goals or achievements or other future events constitute forward-looking statements. Wherever possible, words such as "may", "will", "should", "could", "expect", "plan", "intend", "anticipate", "believe", "estimate", "predict", or "potential" or the negative or other variations of these words, or similar words or phrases, have been used to identify these forward-looking statements. These statements reflect management’s current beliefs and are based on information currently available to management as at the date hereof.

Forward-looking statements involve significant risk, uncertainties and assumptions. Many factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements. These factors should be considered carefully and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this MD&A are based upon what management believes to be reasonable assumptions, the Company cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this MD&A, and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including: general economic and market segment conditions, competitor activity, product capability and acceptance, international risk and currency exchange rates and technology changes. More detailed assessment of the risks that could cause actual results to materially differ than current expectations is contained in the "Quantitative and Qualitative Disclosures of Market Risk" section of this MD&A.

Lingo Media Corporation (TSX-V: LM; OTC: LMDCF) Management Discussion & Analysis	2

Summary Description of Lingo Media

Lingo Media (“Lingo,” “The Company,” “we” or ”us”) is an EdTech company that is ‘Changing the way the world learns Languages’ through the combination of education with technology. The Company is focused on online and print-based technologies and solutions through its two subsidiaries: Lingo Learning Inc. (“Lingo Learning”) and ELL Technologies Ltd. (“ELL Technologies”). Through its two distinct business units, Lingo Media develops, markets and supports an extensive suite of English language learning solutions. These solutions consist of web-based software licensing subscriptions, online and professional services, audio practice tools, and multi-platform applications. The Company continues to operate its legacy textbook publishing business from which it collects reoccurring royalties.

Lingo Media’s two distinct business units include ELL Technologies and Lingo Learning. ELL Technologies is a web-based educational technology (“EdTech”) English language learning, training and assessment company that creates innovative Software as a Service eLearning solutions. Lingo Learning is a print-based publisher of English language learning textbook programs in China. The Company has formed successful relationships with key government and industry organizations, establishing a strong presence in China’s education market of more than 200 million students. Lingo Media is extending its global reach, with an initial market expansion into Latin America and continues to expand its product offerings and technology applications.

Lingo Media undertook a business transition which gather momentum in 2015. The Company has continued to invest in language learning and leverages its industry expertise to expand into more scalable educational technology. Recent product initiatives have allowed the Company to expand its breadth of its language learning product offerings, and reinforced the belief that the web-based EdTech learning segment continues to present a significant opportunity for long-term value creation. Customers in this market have demands that reoccur each year, creating a higher return business rate and predictable revenue opportunities. This demand profile also fits well Lingo Media’s products and increasingly recognizable ELL Technologies brand.

The Company continues to focus on software and content development to address market needs within the international government, academic and corporate training sectors.

Operational Highlights

●	Online English Language Learning:

✓	advanced the marketing and selling of English For Success, a series of lessons and activities derived from ELL Library as a premium solution for governments and educational institutions

✓	completed the Spanish localization of English For Success program

●	Print-Based English Language Learning:

✓	editorial team completed product revisions of PEP Primary English and Starting Line programs

Corporate Highlights

✓	terminated the merger transaction with Vested Finance, Inc. (“Schoold”)

Lingo Media’s strategy continues to transition more of its business to online subscriptions and digital downloads. This allows learners to bring your own device (“BYOD”) and go beyond paper-based textbook publishing. The Company believe that these online subscription formats provide customers with a better learning experience, the flexibility to use the products on multiple platforms (i.e. beyond desktops to tablets and mobile extensions), and a more economical and relevant way to deliver the products to customers. Lingo Media’s ability to configure its extensive library of lessons enables a more customized solution for clients without incurring additional costs.

Lingo Media Corporation (TSX-V: LM; OTC: LMDCF) Management Discussion & Analysis	3

Online English Language Learning

Acquired in 2010, ELL Technologies now offers over 2,000 hours of interactive learning through a number of product offerings. These include Winnie’s World, English Academy, Scholar, Campus, English for Success, Master and Business, and custom solutions. ELL Technologies is primarily marketed in Latin America and Asia through a network of distributors and earns revenue from licensing and subscription fees from its suite of web-based EdTech language learning products and applications.

ELL Technologies had a product line which required substantial revisions in the technology platform and user interface. Over the past few years, its development team engineered an eLearning platform and has introduced new products to the market since early 2015. ELL Technologies is now integrating cutting-edge technologies, solutions, content and pedagogy.

ELL Technologies’ high-tech, easy to implement eLearning Software as a Service solutions has positioned Lingo Media to teach the world English. As a result of ongoing investment into product development, Lingo Media is able to provide learners of all ages and levels of English proficiency with a platform to further their language learning development. See our “Correlation Table” below:

The horizontal axis contains our product line and correlates to the vertical axis which contains the ages and levels of proficiency that the products have been designed for.

All of the company’s products have been designed for the proprietary learning management system which completes the suite of products. This enables ELL Technologies to market and sell to academic institutions, governments and corporations. Educators who license the platform will be able to easily create, convert, edit, and arrange lessons and courses as they see fit.

Lingo Media Corporation (TSX-V: LM; OTC: LMDCF) Management Discussion & Analysis	4

Formative assessments and data gathering functionality allows Lingo to adapt and improve content. Based on the data, the Company is able to program iterations to address specific problem areas and to make learning more accessible, efficient and measurable. Built for learners, by learners, Lingo empowers educators and allows them to seamlessly transition from classroom, paper-based teaching to the online world.

Print-Based English Language Learning

The Company continues to maintain its legacy textbook publishing business through Lingo Learning, a print-based publisher of English language learning programs in China since 2001. Lingo Learning has an established presence in China’s education market of over 200 million students. To date, it has co-published more than 585 million units from its library of program titles.

New Accounting Standards and Interpretations

IFRS 15 Revenue from Contracts with Customers

IFRS 15 was issued by the IASB in May 2014 and specifies how and when revenue should be recognized based on a five-step model, which is applied to all contracts with customers. IFRS 15 becomes effective for annual periods beginning on or after January 1, 2018 with early adoption permitted.

IFRS 9 Financial Instruments ("IFRS 9")

IFRS 9 was issued by the International Accounting Standards Board ("IASB") in November 2009 and October 2010 and will replace IAS 39. IFRS 9 covers classification and measurement as the first part of its project to replace IAS 39. In October 2010, the IASB also incorporated new accounting requirements for liabilities. The standard introduces new requirements for measurement and eliminates the current classification of loans and receivables, available-for-sale and held-to-maturity, currently in IAS 39. There are new requirements for the accounting of financial liabilities as well as a carryover of requirements from IAS 39. In 2013, the IASB also incorporated new accounting requirements for hedging and introduced a new expected-loss impairment model that will require more timely recognition of expected credit losses. Specifically, the new standard requires entities to account for expected credit losses from when financial instruments are first recognized and to recognize full lifetime expected losses on a timelier basis. The effective date of this pronouncement has been set to be effective for annual periods beginning on or after January 1, 2018. The Company intends to adopt the amendments to IFRS 9 in its financial statements for the annual period beginning January 1, 2018.

IFRS 16 Leases

IFRS 16, Leases (“IFRS 16”) was issued in January 2016, and supersedes IAS 17, Leases. This standard introduces a single lessee accounting model. The new standard will reflect the initial present value of unavoidable future lease payments as lease assets and lease liabilities on the statement of financial position, including for most leases which are currently accounted for as operating leases.

The Standard is effective for annual periods beginning on or after January 1, 2019, with earlier adoption permitted.

The Company has completed its initial evaluation of the effect of adopting the above standards and amendments and expects the impact that they may have on its consolidated financial statements to be not material.

Lingo Media Corporation (TSX-V: LM; OTC: LMDCF) Management Discussion & Analysis	5

Revenue Recognition Policy

Lingo Learning earns royalties from its key customer, People’s Education Press and People’s Education & Audio Visual Press (collectively “PEP”). PEP is China’s State Ministry of Education’s publishing arm. The royalties are collected on the following basis:

●	Finished Product Sales – PEP prints and sells Lingo Learning’s English language training programs to provincial distributors in China; and

●	Licensing Sales – PEP licenses Lingo Learning’s English language training programs to provincial publishers, who then print and sell the programs to provincial distributors in China.

Lingo Learning earns significantly higher royalties from Licensing Sales compared to Finished Product Sales.

In accordance with the co-publishing agreements between PEP and Lingo Learning, PEP pays Lingo Learning a royalty on sales of textbooks and supplemental products called Finished Product Sales. In addition, PEP pays to Lingo Learning a percentage of the royalties earned on actual revenues called Licensing Sales. PEP provides Lingo Learning with sales reconciliations on a semi-annual basis, as their reporting systems are not able to provide quarterly sales information. Revenue is recognized upon the confirmation of such sales and when collectability is reasonably assured.

Royalties from PEP’s audiovisual-based products are recognized quarterly upon the confirmation of sales, and when collectability is reasonably assured. Royalties are not subject to right of return or product warranties. Revenue from the sale of published and supplemental products is recognized upon delivery, when the risk of ownership is transferred, and collectability is reasonably assured.

ELL Technologies has fully-integrated Parlo and Speak2Me into its offerings. It earns training revenue by developing and hosting online English language learning solutions for its customers, both off -the -shelf and customized solutions. Revenue is recognized upon delivery of the online courses to the client through its distributor and when collectability is reasonably assured.

When the outcome of a contract cannot be estimated accurately, all contract related costs are expensed and revenues are recognized only to the extent that those costs are recoverable. When there are no uncertainties that prevent reliable outcome estimation, the contract revenue and expenses are recognized using the percentage of completion method.

Overall Performance

During the quarter ended September 30, 2017, Lingo Media recorded revenues of $354,914 as compared to $152,657 in 2016. Net loss was $474,813 for the third quarter of 2017 as compared to net loss of $581,710 in 2016. Total comprehensive loss was $475,632 as compared to total comprehensive loss of $563,241 in 2016. At the same time, the Company’s selling general and administrative costs was $290,963 a 22% decrease compared to $374,950 in 2016. Lingo Media recorded share-based payments of $34,839 as compared to $nil in 2016. In addition, cash generated from operations during the period was $200,788 as compared to $806,881 cash used in operations in 2016.

Online English Language Learning

ELL Technologies earned revenue from its portfolio of products of $343,529 for the quarter period, compared to $105,879, for the same period in 2016. This increase in sales is a result of contract signings in Latin America.

Print-Based English Language Learning

Lingo Media earned royalty revenue of $11,385 for the 3 month period ended September 30 in 2017 compared to $46,778 in 2016 from People’s Education & Audio Visual Press, a decrease of 76%. This decrease in royalties is a result of delays of shipment of audio-visual products into Q4-17.

Lingo Media Corporation (TSX-V: LM; OTC: LMDCF) Management Discussion & Analysis	6

Market Trends and Business Uncertainties

Lingo Media believes that the global market trends in English language learning are strong and will continue to grow at a rapid pace. Developing countries around the world, specifically in Latin America and Asia are expanding their mandates for the teaching of English among students, young professionals and adults.

The British Council suggests that there are 1.6 Billion people learning English globally. English language learning products and services are a US$56.3 Billion global market notes Ambient Insight, who also forecasts digital English learning expenditures to account for US$3.1 Billion by 2018.

Markets and Markets forecasts the global EdTech market to grow from US$43.27 Billion in 2016 to US$93.76 Billion to 2020, or at a CAGR or 16.72%.

GSV Advisors forecasts digital English learning product expenditures to be US$2.5 Billion (or 7.3%) of the global market by 2017, with Latin America representing approximately US$260.9 Million of that figure. Students attending English language training (“ELT”) classes in Latin America accounted for approximately 14% of worldwide revenues, or US$321-million in 2013. Growth has been very rapid in the region, and represents a strong opportunity moving forward relative to other geographic regions. The remaining market for ELT is concentrated in Europe, the Middle East and Africa (45% of revenues or US$ 1.04-billion) and the Asia Pacific region (35% of revenues or US$ 825-million).

Lingo Media is well positioned to take advantage of the market opportunity for teaching English in Latin America and Asia, with its scalable web-based learning technology and solutions. Although the market outlook remains positive, there can be no assurance that this trend will continue or that the Company will benefit from this trend.

General Financial Condition

As of September 30, 2017 Lingo Media had working capital of $1,760,701 compared to working capital of $3,435,273 as at September 30, 2016. Total comprehensive loss for the quarter ended September 30, 2017 was $475,632 compared to total comprehensive loss $563,241 for the period ended September 30, 2016.

Financial Highlights

The Quarter Ended September 30	2017	2016	2015
Revenue
Print-Based English Language Learning	$11,385	$46,778	$39,155
Online English Language Learning	343,529	105,879	1,164,046
	354,914	152,657	1,203,201
Net Profit/(Loss) for the Period	(474,813)	(581,710)	694,300
Total Comprehensive Income/(Loss)	(475,632)	(563,241)	631,730
Earnings (Loss) per Share	$(0.013)	$(0.016)	$0.023
Total Assets	6,674,072	6,956,250	4,634,562
Working Capital	1,760,701	3,435,273	1,246,064
Cash Generated / (Used) from Operations	$200,788	$(806,881)	$138,764

The Company had cash on hand as of September 30, 2017 of $36,557 (2016 - $348,839) and continues to rely on its revenues from recurring royalties from textbook publishing, its online English language learning services, and future equity and/or debt financings to fund its operations.

Lingo Media Corporation (TSX-V: LM; OTC: LMDCF) Management Discussion & Analysis	7

Results of Operations

During the period, Lingo Media generated $343,529 in online licensing sales revenue as compared to $105,879 in 2016. This revenue increase from online English Language Learning is a result of contract signings in Latin America.

Revenues from Print-Based English language learning for the period were $11,385 compared to $46,779 in 2016 due to delays in shipments of audio-visual products into Q4-17. Direct costs associated with publishing revenue are relatively modest and has been consistent throughout the years. The Company continues to maintain its relationship with PEP and is investing in marketing activities to maintain and increase its royalty revenues.

Selling, General and Administrative

Selling, general and administrative expenses were $290,963 compared to $374,950 in 2016. Selling, general and administrative expenses for the two segments are segregated below.

(i)	Print-Based English Language Learning

Selling, general and administrative cost for print-based publishing increased from $120,421 in 2016 to $149,953 in 2017 primarily due to the increases of management fees and salaries and rent. The following is a breakdown of selling, general and administrative costs directly related to print-based English language learning:

	2017	2016
Sales, marketing & administration	$10,190	$24,889
Management fees and salaries	122,066	82,230
Travel	5,157	10,514
Premises	34,914	26,779
Shareholder services	22,401	23,785
Professional fees	14,084	20,256
Less: Grants	(58,859)	(68,032)
	$149,953	$120,421

(ii)	Online English Language Learning

Selling, general and administrative costs related to online English language learning was $141,010 for the period compared to $254,529 in 2016. Selling, general and administrative costs for this business unit decreased in 2017 as compared to 2016 is result of expense reduction in most categories. The following is a breakdown of selling, general and administrative costs directly related to online English language learning:

	2017	2016
Sales, marketing & administration	$42,438	$44,254
Management fees and salaries	70,000	146,261
Travel	2,419	11,838
Premises	12,000	12,000
Shareholder services	8,228	31,331
Professional fees	5,925	8,846
	$141,010	$254,529

Total Selling, General and Administrative Expenses	$290,963	$374,950

Lingo Media Corporation (TSX-V: LM; OTC: LMDCF) Management Discussion & Analysis	8

Net Income

Total comprehensive loss for the Company was $475,632 for the quarter ended September 30, 2017 as compared to total comprehensive loss of $ 563,241 in 2016. This result can be attributed to the two operating segments as shown below:

Online ELL	2017	2016
Revenue	$343,529	$105,879
Expenses:
Direct costs	20,900	63,625
General & administrative	141,010	254,529
Amortization of property & equipment	579	6
Amortization of development costs	370,993	271,989
Income taxes and other taxes	67	102
	533,549	590,251
Segmented Profit / (Loss) - Online ELL	$(190,020)	$(484,372)

Print-Based ELL
Revenue	$11,385	$46,778
Expenses:
Direct costs	21,224	21,524
General & administrative	149,953	120,421
Amortization of property & equipment	1,337	870
Income taxes and other taxes	1,720	7,852
	174,234	150,667
Segmented Profit – Print-Based ELL	$(162,849)	$(103,889)
Total Segmented Profit / (Loss)	$(352,869)	$(588,261)

Other
Foreign exchange	$(77,418)	$11,110
Interest and other financial expenses	(9,687)	(4,559)
Share-based compensation	(34,839)	-
Other comprehensive income (loss)	(819)	18,469
	(122,763)	25,020
Total Comprehensive Income/ (Loss)	$(475,632)	$(563,241)

Foreign Exchange

The Company recorded foreign exchange loss of $77,418 as compared to foreign exchange gain $11,110 in 2016, relating to the Company's currency risk through its activities denominated in foreign currencies as the Company is exposed to foreign exchange risk as a significant portion of its revenue and expenses are denominated in US Dollars, and Chinese Renminbi.

Share-Based Payments

The Company amortizes share-based payments with a corresponding increase to the contributed surplus account. During the period, the Company recorded an expense of $34,839 compared to $nil during 2016.

Lingo Media Corporation (TSX-V: LM; OTC: LMDCF) Management Discussion & Analysis	9

Net Profit/Loss for the Period

The Company reported a net loss of $474,813 for the period as compared to a net loss of $581,710 in 2016.

Total Comprehensive Income/Loss

The total comprehensive income is calculated after the application of exchange differences on translating foreign operations gain. The Company reported a total comprehensive loss of $475,632 for the quarter ended September 30, 2017, as compared to total comprehensive loss of $563,241 in 2016.

Summary of Quarterly Results

	Q4-16	Q1-17	Q2-17	Q3-17
Revenue	$736,309	$597,977	$1,068,915	$354,914
Income / (Loss) Before Taxes and Other Comprehensive Income	2,353	9,864	43,122	(473,026)
Total Comprehensive Income / (Loss)	(48,446)	3,727	42,392	(475,632)
Earnings/ (Loss) per Share	$(0.00)	$0.00	$0.00	$(0.013)

	Q4-15	Q1-16	Q2-16	Q3-16
Revenue	$1,276,248	$756,858	$1,549,397	$152,657
Income / (Loss) Before Taxes and Other Comprehensive Income	793,683	63,503	767,805	(581,710)
Total Comprehensive Income / (Loss)	602,819	111,788	624,319	(563,241)
Earnings / (Loss) per Share	$0.02	$0.00	$0.02	$(0.016)

Liquidity and Capital Resources

As of September 30, 2017, the Company had cash of $36,557 compared to $348,839 in 2016. Accounts and grants receivable of $2,164,301 were outstanding at the end of the period compared to $2,575,816 in 2016. With 54% of the receivables from PEP and the balance due from ELL Technologies customers with a 90-180 day collection cycle, the Company does not anticipate an effect on its liquidity. Total current assets amounted to $2,353,693 (2016 - $3,898,044) with current liabilities of $592,992 (2016 - $462,771) resulting in working capital of $1,760,701 (2016 - working capital of $3,435,273).

Lingo Learning receives government grants based on certain eligibility criteria for publishing industry development in Canada and for international marketing support. These government grants are recorded as a reduction of general and administrative expenses to offset direct expenditure funded by the grant. The Company receives these grants throughout the year. The grant is applied based on Lingo Learning meeting certain eligibility requirements. The Company has relied on obtaining these grants for its operations and has been successful at securing them in the past, but it cannot be assured of obtaining these grants in the future.

Lingo Media has access to working capital through equity financings or debt financings, if required to finance its growth plans and expansion into new international markets. The Company has been successful in raising sufficient working capital in the past.

Off-Balance Sheet Arrangements

The Company has not entered into any off-balance sheet finance arrangements.

Lingo Media Corporation (TSX-V: LM; OTC: LMDCF) Management Discussion & Analysis	10

Contractual Obligations

Future minimum lease payments under operating leases for premises and equipment are as follows:

2017	$53,574
2018	203,226
2019	203,226
2020	203,226
2021	200,396

Transactions with Related Parties

During the period, the Company had the following transactions with related parties, made in the normal course of operations, and accounted for at an amount of consideration established and agreed to by the Company and related parties.

Key management compensation was $82,500 (2016 – $97,500) and is reflected as consulting fees paid to corporations owned by a director and officers of the Company.

The Company charged $15,828 (2016 - $11,957) to two corporations with one director in common for rent, administration, office charges and telecommunications.

During the quarter, the Company received $300,000 loans from the directors and officers bearing interest at 8% per annum. At the end of the quarter, interest expense paid related to these loans is $4,500 (2016 - $nil), and the loans were fully repaid.

At September 30, 2017, the Company had loans payable due to the directors and officers of the Company in the amount of $nil (2016 - $nil) bearing interest at 8% per annum. During nine-month period ending September 30, interest expense paid related to these loans is $16,050 (2016 - $18,404).

Additional Disclosure

Intangibles

	Software and Web Development	Content Platform	Content Development	Total
Cost, January 1, 2016	$8,631,006	$1,477,112	$1,288,495	$11,396,613
Additions	462,031	-	962,706	1,424,737
Effect of foreign exchange	(15,529)	-	-	(15,529)
Cost, September 30, 2016	9,077,508	1,477,112	2,251,201	12,805,821
Additions	151,132	-	222,819	373,951
Effect of foreign exchange	10,447	-	-	10,447
Cost, December 31, 2016	9,239,087	1,477,112	2,474,020	13,190,219
Additions	590,542	-	1,149,459	1,740,001
Cost, September 30, 2017	$9,829,629	$1,477,112	$3,623,478	$14,930,220
Accumulated depreciation, January 1, 2016	$7,622,225	$1,477,112	$91,532	$9,190,869
Charge for the period	470,977	-	272,449	743,426
Effect of foreign exchange	(14,541)	-	-	(14,541)
Accumulated depreciation, September 30, 2016	8,078,661	1,477,112	363,981	9,919,754
Charge for the period	140,888	-	119,171	260,059
Effect of foreign exchange	10,397	-	-	10,397
Accumulated depreciation, December 31, 2016	8,229,946	1,477,112	483,152	10,190,210
Charge for the period	522,315	-	450,352	972,667
Accumulated depreciation, September 30, 2017	$8,752,261	$1,477,112	$933,504	$11,162,877

Net book value, January 1, 2016	$1,008,781	-	$1,196,963	$2,205,744
Net book value, December 31, 2016	$1,009,142	-	$1,990,868	$3,000,009
Net book value, September 30, 2017	$1,077,169	-	$2,689,975	$3,767,343

Lingo Media Corporation (TSX-V: LM; OTC: LMDCF) Management Discussion & Analysis	11

The Company began commercial production and sale of its services and products during 2009 and started amortizing the cost of software and web development costs on a straight-line basis over the useful life of the assets which is estimated to be 3 years.

Property and Equipment

Cost, January 1, 2016	$188,421
Additions	8,632
Effect of foreign exchange	(2,520)
Cost, September 30, 2016	$194,533
Disposal	(114,624)
Effect of foreign exchange	804
Cost, December 31, 2016	$80,713
Additions	9,923
Effect of foreign exchange	(942)
Cost, September 30, 2017	$89,694

Accumulated depreciation, January 1, 2016	$159,542
Charge for the period	4,904
Effect of foreign exchange	(2,430)
Accumulated depreciation, September 30, 2016	$162,016
Disposal	(117,294)
Charge for the period	2,393
Effect of foreign exchange	6,110
Accumulated depreciation, December 31, 2016	$53,225
Charge for the period	4,725
Effect of foreign exchange	(855)
Accumulated depreciation, September 30, 2017	$57,095
Net book value, January 1, 2016	$28,879
Net book value, September 30, 2017	$32,517
Net book value, December 31, 2016	$27,488
Net book value, September 30, 2017	$32,599

Lingo Media Corporation (TSX-V: LM; OTC: LMDCF) Management Discussion & Analysis	12

Business Risk and Uncertainties

We are subject to a number of risks and uncertainties that can significantly affect our business, financial condition and future financial performance, as described below. In particular, there remain significant uncertainties in capital markets impacting the availability of equity financing. While these uncertainties in capital markets do not have a direct impact on our ability to carry out our business, the Company may be impacted should it become more difficult to gain access to capital when and if needed. These risks and uncertainties are not necessarily the only risks the Company faces. Additional risks and uncertainties that are presently unknown to the Company may adversely affect our business.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company’s exposure to the risk of changes in foreign exchange rates relates primarily to the Company’s monetary assets and liabilities denominated in currencies other than Canadian and the Company’s net investments in foreign subsidiaries.

The Company operates internationally and is exposed to foreign exchange risk as certain expenditures are denominated in non-Canadian Dollar currencies.

The company has been exposed to this fluctuation and has not implemented a program against these foreign exchange fluctuations.

A 10% strengthening of the US Dollar against the Canadian Dollar would have increased the net equity approximately by $123,717 (2016 - $151,739) due to reduction in the value of net liability balance. A 10% of weakening of the US Dollar against the Canadian Dollar at September 30, 2017 would have had the equal but opposite effect. The significant financial instruments of the Company, their carrying values and the exposure to other denominated monetary assets and liabilities, as of September 30, 2017 are as follows:

	US Denominated	China Denominated	Euro Denominated
	USD	RMB	Euro
Cash	407	-	1,786
Accounts receivable	1,571,274	-	-
Accounts payable	49,959	-	-

Liquidity risk

The Company manages its liquidity risk by preparing and monitoring forecasts of cash expenditures to ensure that it will have sufficient liquidity to meet liabilities when due. The Company’s accounts payable and accrued liabilities generally have maturities of less than 90 days. At September 30, 2017, the Company had cash of $36,557, accounts and grants receivable of $2,164,301 and prepaid and other receivables of $152,835 to settle current liabilities of $592,992.

Credit Risk

Credit risk refers to the risk that one party to a financial instrument will cause a financial loss for the counterparty by failing to discharge an obligation. The Company is primarily exposed to credit risk through accounts receivable. The maximum credit risk exposure is limited to the reported amounts of these financial assets. Credit risk is managed by ongoing review of the amount and aging of accounts receivable balances. As at September 30, 2017, the Company has outstanding receivables of $1,997,902. An allowance for doubtful accounts is taken on accounts receivable if the account has not been collected after a predetermined period of time as determined by the contract and collectability is offset to other operating expenses. The Company deposits its cash with high credit quality financial institutions, with the majority deposited within Canadian Tier 1 Banks.

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Retention or Maintenance of Key Personnel

Although Lingo Media’s management has made efforts to align the interests of key employees with the Company by, among other things, granting equity interests to its operations personnel with vesting schedules tied to continued employment, there is no assurance that Lingo Media can attract or retain key personnel in a timely manner as the need arises. Failure to have adequate personnel may materially compromise the ability of the Company to operate its business.

Subsequent Event

On November 3, 2017, Lingo Media and Kickwheel Company (formerly Schoold/Vested Finance, Inc.) (“Kickwheel”), the developer and operator of a mobile college marketplace app, reported that their merger, announced August 10, 2017, will not be proceeding.   While the two companies will not formally combine, they still expect to work closely together to benefit from the strong cross-selling opportunities that would result from tapping into each other’s respective networks. Kickwheel’s network includes over 3,000 universities and colleges in the US, while Lingo Media has a growing client base of government, educational institutions and business organizations in Latin America and Asia.  Based on the market conditions, both parties decided not to proceed with the merger as planned. However, both parties still expect to continue to work closely to broaden the reach of our English language learning products throughout Kickwheel’s network of US-based universities and colleges.

Disclosure of Outstanding Share Data

As of November 29, 2017, the followings are outstanding:

Common Shares:	35,529,192
Warrants:	Nil
Stock Options:	1,272,000

Approval

The Directors of Lingo Media have approved the disclosure contained in this MD&A.

Additional Information

Additional information relating to the Company can be found on SEDAR at www.sedar.com.

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